UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC DECREASE OF 5.3%

FOR APRIL 2008

Guadalajara, Jalisco, Mexico – May 8, 2008 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company,” “GAP” or "we" ) today announced preliminary terminal passenger traffic figures for the month of April 2008 compared to traffic figures for April 2007.

During April 2008, total terminal passengers decreased 5.3% compared to the previous year; international passenger traffic decreased 3.0%, while domestic passenger traffic decreased 6.6% compared to April 2007. It is important to mention that in 2008 the Holy Week holiday took place during the month of March, whereas in 2007 it took place during the month of April. Therefore, results for April 2008 versus April 2007 are not directly comparable. Results comparing March and April 2008 with March and April 2007 are included in tables below.

Compared to April 2007, domestic terminal passenger traffic in April 2008 registered a decrease of 86.8 thousand passengers. This was mainly due to the seasonality of the vacation period for the Holy Week holiday between 2008 and 2007, as well as the decline in operations of some of the airlines.

In the case of the Tijuana airport, the decrease in passenger traffic was mainly due to the reduction in traffic on the routes to Guadalajara, Mexico City, Guanajuato, Monterrey, Morelia, La Paz and Uruapan. Part of the decline was due to a substitution effect experienced in 2007, when many passengers chose to travel to the Southern California area from that airport, to take advantage of lower introductory pricing by the Low-Cost Carriers (LCCs). These promotions have not been continued in 2008, and as a result passengers have been choosing to fly to the U.S. directly. Additionally, this decrease was due to the decline in operations from Aviacsa, Aeromexico and Aeromexico Connect at this airport.

The decline in traffic at the La Paz airport was mainly due to the reduction of traffic on the routes to Tijuana, Guadalajara, Mazatlan and Hermosillo, mainly due to the cancellation of routes by Avolar and a reduction in operations from Aeromexico and Aeromexico Connect.

In the case of the Guanajuato airport, the decline was mainly due to the decrease in traffic on the routes to Tijuana and Toluca; in Tijuana the decrease was due to the aforementioned substitution effect experienced in 2007. These promotions have not been continued in 2008, and as a result passengers have been choosing to fly to the U.S. directly. The reduction of passengers from Toluca was due to Volaris's suspension of this route.

For further information please visit: www.aeropuertos gap.com.mx or contact us:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

With respect to the Los Mochis airport, the decrease was due to the decline in traffic on the routes to and from Guadalajara, Tijuana and Hermosillo, as well as the decrease in operations of Aeromexico Connect.

Lastly, it is important to comment on the significant reduction of Aviacsa’s operations at many of the Company’s airports during the month of April as well as year-to-date 2008. We expect further decreases in operations from this airline during this year, including the cancellation of operations at several of our airports. As these routes are not exclusive, however, we expect that some of the flights will be gradually absorbed by other airlines in the market.

AVIACSA Total Departing Flights:

International terminal passenger traffic registered a decrease of 20.6 thousand passengers, or 3.0%, compared to April 2007.

In the Guadalajara airport, the decline was mainly due to the cancellation of the Chicago (Midway) route operated by ATA, which suspended operations on April 4 due to financial problems. The decrease was also due to the decline in passenger traffic on the Las Vegas and Oakland routes.

In the case of the Los Cabos airport, the decrease in international passenger traffic was due to a decline in traffic on the routes to and from Seattle, Chicago, Salt Lake City, Minneapolis and the California area. Additionally, there was a negative effect on several routes due to American Airlines’ temporary suspension (approximately 1 week) ordered by the FAA. It is important to mention that during the first quarter 2008, American Airlines represented approximately 14.1% of total passenger traffic at the Los Cabos airport.

With respect the Morelia airport, its decrease was primarily due to the reduction of traffic on the routes to and from Chicago, Houston and the California area.

GAP Passenger Traffic Report April 2008	Page 2 of 6

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP Passenger Traffic Report April 2008	Page 3 of 6

Total Terminal Passengers (in thousands):

As a result of the Holy Week holiday effect, we are including tables that outline traffic for the March-April period in order to make the comparisons.

Domestic Terminal Passengers (in thousands):

GAP Passenger Traffic Report April 2008	Page 4 of 6

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of April 2008, the weekly schedule of flights operated by LCCs decreased by 73 weekly segments compared to March 2008, for a total of 971 frequencies and a total of 63 routes operated by these types of carriers. The decline in frequencies was mainly due to a restructuring of routes and frequencies by the airlines, with the objective of increasing profitability as a result of the highly competitive environment and the increasing cost of jet fuel.

GAP Passenger Traffic Report April 2008	Page 5 of 6

During April 2008, a total of 554.2 thousand passengers were transported by LCCs, representing approximately 44.8% of domestic passenger traffic for this month.

Outlook

At the end of 2007, the Company announced projected traffic growth for 2008 at between 5 to 7% compared to 2007. We continue to project this growth for 2008.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report April 2008	Page 6 of 6

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario Del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: May 9, 2008